 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Apyx Medical Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

03837C106
(CUSIP Number)

October 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Strategos Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,794,920
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,794,920
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,794,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.18%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Strategos Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,320,361
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,320,361
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,320,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.81%
12	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Strategos Master Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,320,361
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,320,361
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,320,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.81%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Archon Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,115,281
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

3,115,281
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,115,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.99%
12	TYPE OF REPORTING PERSON

OO, IA

5

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Constantinos Christofilis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,115,281
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

3,115,281
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,115,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.99%
12	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP No. 03837C106

Item 1(a).	Name of Issuer:

Apyx Medical Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5115 Ulmerton Road,

Clearwater, Florida 33760

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Item 2(c).	Citizenship:

Strategos Fund, L.P. (“Strategos”)

1100 19th Avenue E,

Seattle, Washington 98112

Citizenship: Delaware

Strategos Master Fund, L.P. (“Strategos Master”)

1100 19th Avenue E,

Seattle, Washington 98112

Citizenship: Cayman Islands

Strategos Master Fund GP LLC (“Strategos GP”)

1100 19th Avenue E,

Seattle, Washington 98112

Citizenship: Delaware

Archon Capital Management LLC (“Archon”)

1100 19th Avenue E,

Seattle, Washington 98112

Citizenship: Washington

Constantinos Christofilis

1100 19th Avenue E,

Seattle, Washington 98112

Citizenship: United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

03837C106

7

CUSIP No. 03837C106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on October 31, 2024, (i) Strategos beneficially owned 1,794,920 Shares and (ii) Strategos Master beneficially owned 1,320,361 Shares.

Strategos GP, as the general partner of Strategos Master, may be deemed to beneficially own the 1,320,361 Shares owned by Strategos Master.

Archon, serving as the general partner and investment manager of Strategos and investment manager to Strategos Master, may be deemed to beneficially own the 1,794,920 Shares owned by Strategos and the 1,320,361 Shares owned by Strategos Master.

Mr. Christofilis, as the Managing Member of Archon, may be deemed to beneficially own the 1,794,920 Shares owned by Strategos and the 1,320,361 Shares owned by Strategos Master.

(b)	Percent of class:

The following percentages are based on 34,643,926 Shares outstanding, as of August 7, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

8

CUSIP No. 03837C106

As of the close of business on October 31, 2024, (i) Strategos beneficially owned approximately 5.18% of the outstanding Shares, (ii) Strategos Master beneficially owned 3.81% of the outstanding Shares, (iii) Strategos GP may be deemed to beneficially own approximately 3.81% of the outstanding Shares and (iv) each of Archon and Mr. Christofilis may be deemed to beneficially own approximately 8.99% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

9

CUSIP No. 03837C106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2024

STRATEGOS FUND, L.P.

By: Archon Capital Management LLC, its General Partner

By:	/s/ Constantinos Christofilis
	Name:	Constantinos Christofilis
	Title:	Managing Member

STRATEGOS MASTER FUND, L.P.

By: Archon Capital Management LLC, its Investment Manager

By:	/s/ Constantinos Christofilis
	Name:	Constantinos Christofilis
	Title:	Managing Member

STRATEGOS MASTER FUND GP LLC

By: Archon Capital Management LLC, its Sole Member

By:	/s/ Constantinos Christofilis
	Name:	Constantinos Christofilis
	Title:	Managing Member

ARCHON CAPITAL MANAGEMENT LLC

By:	/s/ Constantinos Christofilis
	Name:	Constantinos Christofilis
	Title:	Managing Member

/s/ Constantinos Christofilis
CONSTANTINOS CHRISTOFILIS

10